FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Mitsui Increases Stake in Toyo Engineering Corp. Ltd

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 12, 2006

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Director
Senior Executive Managing Officer
Chief Financial Officer

May 12, 2006

Mitsui & Co., Ltd.

For Immediate Release

To Whom It May Concern

Mitsui Increases Stake in Toyo Engineering Corp. Ltd

Mitsui & Co., Ltd. (“Mitsui”) announced today that Mitsui has decided to acquire newly issued shares of Toyo Engineering Corporation Ltd. (“Toyo”), which Toyo has resolved to issue at the board of directors held today, particulars of which are as follows:

1. Outline of Toyo

(1)	Name	Toyo Engineering Corporation Ltd.

(2)	Location	Tokyo, Japan

(3)	Main business	R&D collaboration, design, engineering, equipment procurement, construction, test operations and technical guidance in such areas as general chemicals, petrochemicals, oil refinement, natural gas, electric power, nuclear power, advanced production systems, distribution, medicine, biotechnology, environment at each manufacturing plant

(4)	Date of establishment	May 1, 1961

(5)	Paid-in capital	13,018 million yen

(6)	Stock exchange listing	Tokyo (Stock code: 6330)

2. Conditions of the acquisition

(1)	Number of shares	17,100,000 shares (common stock)

(2)	Price	605 yen per share

(3)	Total amount payable	10,345,500,000 yen

(4)	Payment Date (Scheduled)	May 31, 2006

(5)	Number of shares currently held by Mitsui	26,670,000 shares(15.17% of total issued shares as of May 12, 2006)

(6)	Number of shares Mitsui will hold after acquisition	43,770,000 shares(22.70% of total issued shares as of May 31, 2006)

1

3. Purpose of the acquisition

Mitsui is currently the second largest shareholder in Toyo and has been cooperating with Toyo in plant construction projects, mainly in the petrochemical and fertilizer sectors.

As a result of the acquisition, Mitsui will become the largest shareholder in Toyo, and reinforce the relationship between the two companies. Mitsui intends to strengthen Toyo as a strategically important associated company and utilize Toyo’s engineering and project management capability, in aggressively developing projects in the energy, power and infrastructure sectors, which Mitsui has been strategically focusing on.

For inquires on this matter, please contact:

Mitsui & Co., Ltd.

Investor Relations Division

Telephone: +81-3-3285-7910

Facsimile: +81-3-3285-9819

E-Mail:infoTKADZ@mitsui.com

Corporate Communication Division

Telephone: +81-3-3285-7564

Facsimile: +81-3-3285-9819

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

2